MAIL STOP 3720

      May 19, 2006

Mr. Ivan Zweig
Chief Executive Officer
IElement Corporation
17194 Preston Road
Suite 102, PMB 341
Dallas, TX 75248

      Re:	IElement Corporation
   Amendment No. 1 to Registration Statement on Form SB-2
   Filed May 4, 2006
      File No. 333-131451

      Form 10-KSB/A for the year ended March 31, 2005
		Forms 10-QSB/A for the quarters ended June 30, September
30
                             and December 31, 2005
		File No. 0-29331

Dear Mr. Zweig:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General
1. Detailed cover letters keyed to our comments should be provided in all subsequent amendments. All correspondence, including your letter dated May 4, 2006, should be filed as correspondence on EDGAR.

Risk Factors, page 3

2. Despite your response to prior comment 10 to our letter dated March 3, 2006, your website at www.ielement.com continues to state that you are "financially strong" and "self-financed." This information appears inconsistent with the disclosure in your risk factors that you have relied almost entirely on external financing to fund your operations and there is substantial doubt about your ability to continue as a going concern. Please revise to reconcile these inconsistent statements.

Use of Proceeds, page 10

3. Revise the last paragraph to clarify that you are registering the resale of the shares of common stock issuable upon exercise of the stock purchase warrants. The current disclosure inappropriately suggests that you are registering the warrants themselves.

Management`s Discussion and Analysis or Results of Operation, page
11
4. Consider relocating the Executive Overview section so that it precedes "Our Plan of Operation." In addition, substantially revise or consolidate the disclosure under "Our Plan of Operation" so that it does not repeat the business history discussion of the company, its predecessors and subsidiaries located in the Business section. See prior comment 21.
5. Given the relative volatility in your revenue, substantiate your claim on page 13 that you have a "solid, consistent, steady revenue base."
6. Update the Liquidity section and the Certain Relationships section to discuss the March 25, 2006 agreement entered into with your 12 note holders, including the reason for the amended agreement, the principal amounts outstanding, the parties, the terms of the agreement and the likely dilutive impact.

Liquidity and Capital Resources, page 16

7. Provide quantified disclosure of your debt service requirements for the next 12 months and discuss how you intend to satisfy your debt repayment obligations. Refer to prior comment 31.

8. We reissue prior comment 35. You continue to include the disclosure at the top of page 17 that your "current cash resources will be sufficient to sustain [y]our current operations...."
Again,
this statement appears inconsistent with other disclosure appearing throughout your prospectus that you will "need to raise additional capital to fund [y]our anticipated operating expenses and future expansion" (page 1) and that you are relying upon receiving funds from the exercise of warrants, which is something that cannot be assured. Please revise to clarify your ability to satisfy your cash needs. Also discuss your plans in the event the warrants are not exercised.

Business, page 18
9. We note attempts to incorporate information by reference. See for example, the bottom of page 18 and the third paragraph on page 19. As incorporation by reference is not available on Form SB-2, please remove all such references and supplement the disclosure accordingly.

Management, page 27
10. Mr. Ponnath is still listed on your website as your Chief Technology Officer. Either include him in this section of the prospectus as a "significant employee" and provide the disclosure requested by Item 401(b) of Regulation S-B or advise us why you do not believe this is necessary. Note that an independent contractor may be considered a significant employee for purposes of Item 401(b).
Refer to prior comment 46.

Description of the Private Placement, page 31
11. We reissue prior comment 52. Although you have removed the reference to registering "all 45,125,000 shares of common stock," we are unable to discern from your response what these shares are or what the 59,469,286 shares that the company is working to register and issue in Note 4 to the financial statements represent. Please provide us with a substantive response. In addition, advise us of the number of shares and warrants that Vista Capital "will receive" but has not yet received, when you anticipate the securities will be issued and the conditions to which such future issuances are subject.
In this regard, please also tell us why you believe the private placement of securities to Vista Capital has been completed, such that you are permitted to register the resale of shares of common stock by Vista Capital at this time.

Financial Statements
12. Please update the consent of the independent registered public accounting firm.

Consolidated Balance Sheet, page F-1
13. We note your response to prior comment 59. Please provide us with more details of the ICCC purchase, including the purchase price and details of the asset(s) acquired. Tell us how you determined that no value should be assigned to the customer base that you acquired in the acquisition.

Consolidated Statements of Operations, page F-3

14. We note your response to prior comment 61.  Since the caption
"gross profit" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue, remove the caption "gross margin" and the related subtotal.




Consolidated Statement of Changes in Stockholders` Equity
(Deficit),
page F-4
15. We note your response to our prior comment 62. Since you have restated your consolidated statement of changes in stockholders` equity (deficit) and also restated your consolidated statements of operations for your net loss per basic and diluted shares and weighted average number of common shares outstanding, you should revise any impacted columns to label them as "restated." Further, you should include a discussion of the restatement in your notes to the financial statements. Finally, have your auditors revise their report to make reference to the restatement.
16. We note your line item "issuance of stock in exchange for...ICCC
- recapitalization." Please tell us what this line item represents.
Further, it is unclear to us why this issuance has been included on this statement during the year ended December 31, 2004 when page F-22 states that such issuance occurred during March 2003. Please advise.
17. We note the line item "effects of reverse merger." It is unclear to us what reverse merger occurred during the three month period ended March 31, 2005. Please advise.

Consolidated Statement of Cash Flow, page F-5
18. We note your response to prior comment 63. Tell us the revisions that were made to the cash flow statement and why. Also, tell us why the "increase (decrease) in accounts payable" line item was revised.
19. Please revise to separately present your bad debt expense separately from your "(increase) decrease in accounts receivable."

Note 2 - Summary of Significant Accounting Policies, page F-13

Revenue and Cost Recognition, page F-13
20. We refer to the fourth criterion you listed with respect to collectibility. Please confirm that you do not recognize revenue until collectibility is reasonably assured. For example, if a problem in payment is recognized prior to your providing services, then confirm that revenue is not recorded until the cash is collected from such customers.

Loss Per Share of Common Stock, page F-16
21. We note your response to prior comment 66 and your disclosures on page F-18. Tell us why you have not included any disclosures of options and warrants outstanding as required by SFAS 123 and SFAS
128.




Part II

Item 26.  Recent Sales of Unregistered Securities
22. The amount of shares outstanding since January 17, 2006 (as disclosed on page 37 of your Form SB-2 filed February 1, 2006) has increased by approximately 54 million shares. The disclosure in Item
26 does not reflect the issuance of all of these shares. Please advise.

Item 27.  Exhibits
23. We are unable to locate the revised legality opinion, despite its listing in the exhibit table. Please file a revised legality opinion with your next amendment in accordance with prior comment 76.

Signatures
24. Please have your principal accounting officer and a majority of the board of directors sign the registration statement.

Form 10-KSB/A and Forms 10-QSB/A filed March 16, 2006
25. Please comply with the above comments as applicable.
26. Please amend your filings on Form 10-KSB/A and Forms 10-QSB/A to reflect the restated financial statements and disclosures included in the SB-2/A filed May 4, 2006 and to address our prior comments as applicable. Your amended filings should revise to label your financial statements as "restated," revise to include a restatement footnote and if applicable, have your auditors revise their report to refer to the restatement. Further, you should also file the required
Item 4.02 Form 8-K for your restatement.


*******


      As appropriate, please amend your registration statement and periodic filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.




      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me at (202) 551-3810 with any other questions.

      Sincerely,



      Michele M. Anderson
								Legal Branch Chief

cc:	Laura Anthony, Esq.
	Fax: (561) 514-0832
Mr. Ivan Zweig
IElement Corporation
May 19, 2006
p. 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE